UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

 (Mark One)

X	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the fiscal year ended December 31, 2012

 OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the transition period from              to             .

Commission file number 1-2376

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION
1735 MARKET STREET
PHILADELPHIA, PA 19103

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm
To the Participants and the Employee Welfare Benefits Plan Committee
FMC Corporation:
We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the Plan) as of December 31, 2012, and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Philadelphia, Pennsylvania
June 12, 2013

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
(in thousands)
	2012	2011
Assets:
Investments at fair value	$627,884	$538,050
Receivables:
Contributions receivable	3,180	2,358
Notes receivable from participants	7,673	7,856
Total assets	638,737	548,264

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(2,310)	(2,094)
Net assets available for benefits	$636,427	$546,170

See accompanying notes to financial statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011
(in thousands)

	2012	2011
Additions:
Interest and dividend income	$12,900	$11,059
Net appreciation in investments (note 4)	95,318	6,955
Contributions:
Participants	21,198	19,526
Employer	9,704	8,613
Total additions	139,120	46,153

Deductions:
Benefits paid to participants (note 1)	48,690	48,088
Administrative expenses (notes 1, 2 and 7)	173	226
Total deductions	48,863	48,314
Net increase (decrease)	90,257	(2,161)
Net assets available for benefits, beginning of year	546,170	548,331
Net assets available for benefits, end of year	$636,427	$546,170

See accompanying notes to financial statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 1 - Description of the Plan
The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. A more complete description of the Plan's provisions may be found in the plan document.

(a)	General
The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees of FMC Corporation (FMC or the Company), other than employees who generally reside or work outside of the United States. Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.

(b)	Contributions
Participants may elect to defer not less than 2% and no more than 50% of their eligible compensation, and contribute it to the Plan's trust on a pretax or Roth (after-tax) basis up to the Internal Revenue Code Section 402(g) limit for 2012 of $17,000. Participants who are age 50 or older by the end of the plan year may choose to contribute pretax or Roth after-tax catch-up contributions, up to a maximum of $5,500. Participants may also elect to make traditional after-tax contributions (all contributions may not exceed 50% of their total compensation in aggregate).
For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the Company makes matching contributions of 80% of the portion of those contributions up to 5% of the employee's compensation (Basic Contribution). The Company matching contributions are paid in the form of cash and are allocated to participant accounts based upon the participant's investment elections. For the 2012 plan year, total annual contributions from all sources, other than catch-up contributions, were limited to the Internal Revenue Code Section 415(c) limit of the lesser of 100% of compensation or $50,000.
Additionally, effective July 1, 2007, all newly hired and rehired salaried and nonunion hourly employees of the Company receive an annual employer core contribution of 5% of the employee's eligible compensation. This amount is contributed to the employee's account after the end of each plan year. This change was instituted for these employees effective July 1, 2007, since these employees are not eligible for the Company's defined benefit plan. The 5% core contribution funds are not eligible for participant withdrawals and loans (Note 1(h)) but are subject to the same vesting requirements as discussed in Note 1(f). Additionally, the 5% core contribution funds are included in the 415(c) limit described above but not in the $17,000 402(g) limit on pretax contributions also described above. The amount of these 5% core contributions included in the statements of changes in net assets available for benefits were approximately $3,180,000 and $2,358,000 for the years ended December 31, 2012 and 2011, respectively.

(c)	Participant Account Activity
Each participant's account is credited with the participant's contributions, employer matching contributions, and allocations of plan earnings and losses, as determined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)	Trust
The Company established a trust (the Trust) at Fidelity Management Trust Company (the Trustee) for investment purposes as part of the Plan. The recordkeeper of the Plan, Fidelity Investments Institutional Operations Company, is an affiliate of the Trustee.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2012 and 2011

(e)	Investment Options
Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Beginning in March 2012, participants may also elect to have professionals at the Trustee help manage the investments, under a program called Portfolio Advisory Services at Work. Certain investment options of the Plan qualify for Class K based on volume held by the Plan in these funds. Class K offers the Plan a lower expense ratio compared to similar retail classes. Investment options for both participant and trustee-directed investments are further described in Note 3.

(f)	Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is applied using a graded scale that is based on years of service. A participant is 100% vested after five years of service.

(g)	Payment of Benefits
Upon termination of service due to retirement, death or disability, any participant or, if applicable, their beneficiary may elect to immediately receive a lump-sum distribution equal to the vested balance of his or her account. Upon attainment of age 59 1/2, participants can elect distribution of all vested accounts except the FMC 5% contributions funds discussed in Note 1(b). Participants or beneficiaries whose accounts were valued at not less than $1,000 upon termination are able to elect to defer their lump-sum distribution, take distribution in the form of periodic payments or receive installments (annually, quarterly, or monthly) over a certain period that may not exceed the joint life expectancy of the participant and beneficiary.

(h)	Participant Withdrawals and Loans
The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of their vested account balances. Withdrawals from participants' after-tax and rollover accounts may be made at any time. Eligible participants may also receive money from the Plan in the form of loans. Loans are secured by participant accounts and repaid through payroll deductions. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be repaid over a period not greater than 60 months with the exception of loans used for the purchase of a primary residence which may be repaid over a maximum of 240 months with interest charged at the prime rate at loan inception. As of December 31, 2012, the interest rates on the participant loans range from 3.25% to 9.25%.

(i)	Forfeited Accounts
At December 31, 2012 and 2011, forfeited nonvested accounts totaled $228,549 and $201,947, respectively. These accounts will be used to pay for future plan expenses and may be used to reduce future employer contributions. In 2012 and 2011, $559,281 and $223,563, respectively, were paid from forfeited nonvested accounts to reduce employer contributions. Also, in 2012 and 2011, $83,658 and $141,463, respectively, in plan expenses were paid from forfeited nonvested accounts.

(j)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2012 and 2011

Note 2 - Summary of Significant Accounting Policies
The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting
The Plan's financial statements have been prepared using the accrual basis of accounting.

(b)	Fully Benefit‑Responsive Investment Contracts
Investment contracts held by a defined contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value is equal to total cost of the investment (amount paid at time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest.
The fully benefit-responsive investment contracts that are part of the Plan are included in the Fidelity Managed Income Portfolio II Class 2 Fund. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
The fully benefit-responsive investment contracts are invested with insurance companies and other approved financial institutions that guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time.
If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events may include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; (iii) the failure of the Plan to qualify as tax-exempt. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.
For the plan years ended December 31, 2012 and 2011, the effective annual yield for the fund was approximately 1.73% and 1.57%, respectively, and the crediting interest rates for the fund was approximately 1.28% and 1.61%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a monthly basis for resetting.

(c)	Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between participants at the measurement date. See Note 5 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

(d)	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from a participant are reclassified as distributions based upon the terms of the Plan document.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2012 and 2011

(e)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit risks and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(g)	Payment of Benefits
Benefit payments are recorded when paid.

(h)	Plan Expenses
The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided for in the Plan.

(i)	Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (FASB) amended its guidance about fair value measurement and disclosure. The new guidance was issued in conjunction with a new International Financial Reporting Standards ("IFRS") fair value measurement standard aimed at updating IFRS to conform with U.S. GAAP. The new FASB guidance does not result in significant modifications to existing FASB guidance with respect to fair value measurement and disclosure. The Plan adopted this guidance on January 1, 2012, however it did not have any significant impact to the Plan or its financial statements.

(j)	Reclassifications
Certain prior-year amounts in Note 4 - Investments and Note 5 - Fair Value Measurements have been reclassified for comparative purposes to conform to the current year presentation. The reclassifications did not affect net assets available for benefits or changes in net assets available for benefits.

Note 3 - Description of Investments
The objectives of the primary investments in which participants could invest in 2012 are described below:
Common Stocks:
FMC Stock - Funds are invested in the common stock of the Company.
Mutual Funds:
Large Cap Funds:
Clipper Fund - Funds are invested in common stock of corporations that are considered undervalued by the fund manager and in long-term bonds.
Fidelity Blue Chip Growth Fund Class K - Funds are invested primarily in the common stock of well-known and established companies.
Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U.S. headquartered companies that the fund manager believes have long-term growth potential.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2012 and 2011

John Hancock Classic Value Fund - Class I - Funds are invested primarily in domestic equity securities, which are currently considered undervalued relative to the market by the fund manager, based on estimated future earnings and cash flow.
Fidelity Magellan Fund Class K - Funds are primarily invested in common stock of growth or value companies.
Mid Cap Funds:
Fidelity Low-Priced Stock Fund Class K - Funds are heavily invested in stocks considered to be undervalued by the fund manager, which can lead to investment in small and medium-sized companies.
Morgan Stanley Institutional Mid-Cap Growth Fund Class I- Funds are invested primarily in common stock of small to mid-sized companies that are expected to grow rapidly and perform well.
Small Cap Funds:
Managers Cadence Emerging Companies Fund - Institutional Class - Funds are invested primarily in common stock of companies that the fund manager believes have the potential for growth. This fund was formerly known as the Allianz CCM Emerging Companies Fund.
Royce Special Equity - Institutional Class - Fund invests at least 80% of its assets in common stock of companies with market capitalizations less than $1 billion, attempting to find inexpensive companies with high returns on assets and low leverage. The fund invests in companies whose price is significantly lower than the fund managers' assessment of their economic value.
Blended Funds:
Fidelity Freedom K Funds - A series of asset allocation funds: Freedom K 2000 Fund, Freedom K 2005 Fund, Freedom K 2010 Fund, Freedom K 2015 Fund, Freedom K 2020 Fund, Freedom K 2025 Fund, Freedom K 2030 Fund, Freedom K 2035 Fund, Freedom K 2040 Fund, Freedom K 2045 Fund, Freedom K 2050 Fund and Freedom K 2055 Fund. The twelve target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates.
Fidelity Freedom K Income Fund - Designed for those already in retirement, the fund emphasizes bond and money market mutual funds.
Fidelity Puritan Fund Class K - Funds are invested in both equity and debt securities, including lower-quality debt securities, and U.S. and foreign securities, including those in emerging markets.
International Funds:
Spartan International Index Fund - Fund normally invests at least 80% of its assets in common stock included in the Morgan Stanley Capital International Europe, Australasia, and the Far East Index (MSCI EAFE Index), which represents the performance of developed stock markets outside the United States and Canada. This fund converted to a lower-cost institutional class on December 12, 2011.
Fidelity Diversified International Fund Class K - Funds are invested primarily in stock of companies located outside the United States.
Franklin Mutual Quest Fund Class Z - Funds are invested primarily in common and preferred stock, debt securities, and convertible securities that are considered undervalued by the fund manager.
Income Funds:
Fidelity Capital and Income Fund - Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.
PIMCO Total Return - Institutional Class - Funds are invested primarily in U.S. government, corporate, mortgage, and foreign bonds.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2012 and 2011

Spartan US Bond Index Advantage - Fund normally invests at least 80% of its assets in bonds included in the Barclays U.S. Aggregate Bond Index.
Commingled Funds:
Large Cap Index Fund:
Fidelity U.S. Equity Index Pool Fund - Funds are invested primarily in common stock of the 500 companies that comprise the S&P 500.
Money Market Funds:
Fidelity Retirement Government Money Market Portfolio - Funds are invested in short-term obligations of the U.S. government or its agencies.
Fully Benefit-Responsive Investment Contracts:
Stable Value Fund
Fidelity Managed Income Portfolio II Class 2 - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager.

Note 4 - Investments
The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31, 2012 and 2011:

	December 31,
(in thousands)	2012	2011
FMC Stock	$257,545	$207,696
Fidelity Managed Income Portfolio II Class 2	85,177	86,170
PIMCO Total Return Institutional Class (1)	34,707	25,405
(1) Balances only represent 5% or more of the Plan's net assets available for benefits as of December 31, 2012.

For the years ended December 31, 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years ended December 31,
(in thousands)	2012	2011
Common Stock	$71,895	$16,787
Mutual Funds (1)	21,726	(10,025)
Commingled Funds (1)	1,697	193
Net appreciation in investments	$95,318	$6,955

(1) See Note 3 for the individual investments that comprise these investment categories.

Note 5 - Fair Value Measurements
The Plan has categorized its assets that are recorded at fair value, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2012 and 2011

Level 2 - Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
Level 3 - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement. These unobservable inputs reflect the Plan's own assumptions about the assumptions a market participant would use in pricing the asset or liability. There were no Level 3 assets held as of December 31, 2012 and 2011.
If the inputs used to measure financial assets or liabilities fall with different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Common stock:
Valued at the closing price reported on the active exchange or market in which the individual asset is traded, and therefore presented as Level 1.
Mutual Funds:
Fair value of the mutual funds is determined using net asset value (NAV). NAV is based on the value of the underlying assets owned by the funds, less their liabilities. The NAV of the mutual funds is quoted daily on an active market and therefore presented as Level 1.
Commingled Funds:
Fair value of the commingled funds is based on NAV. NAV is determined by each fund's trustee based on the fair value of the underlying securities held less liabilities held by the fund, similar to Mutual Funds listed above. The majority of the underlying securities held by the commingled funds are quoted on an active market, however a portion of the underlying securities are not directly traded on active markets. Since the underlying securities of commingled funds fall within different levels of the hierarchy the commingled funds are presented as Level 2.
Fully Benefit-Responsive Investment Contracts:
These financial instruments represent fixed income securities and money market funds, which are wrapped by third party investment contracts issued by insurance companies and other financial institutions.
The underlying fixed income securities include U.S. Treasury and agency bonds, foreign government and government agency bonds, corporate bonds, U.S. government agency mortgage securities, commercial mortgage-backed securities, asset-backed securities and cash. The fair value of these financial instruments are determined based on NAV. Similar to commingled funds noted above, the underlying securities are traded on active markets.
The fair value of the investment contracts (i.e. the wrap contracts) is calculated based on the discounted present value of the differences between the replacement cost and actual cost of the contracts. The fair value of the wrap contracts represent an insignificant portion of the total fair value of the fully benefit-responsive investment contract itself, therefore the investment is presented as Level 2.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2012 and 2011

The following table presents the Plan's fair value hierarchy for those financial assets measured at fair value on a recurring basis in the Plan's statements of net assets available for benefits as of December 31, 2012 and 2011. The Plan currently does not have any nonfinancial assets, nonfinancial liabilities, financial assets, or financial liabilities measured at fair value on a nonrecurring basis.

(in thousands)	December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock:	$257,545	$257,545	$—	$—
Mutual Funds:
Large Cap	68,579	68,579	—	—
Mid Cap	33,392	33,392	—	—
Small Cap	9,685	9,685	—	—
Blended	53,331	53,331	—	—
International	39,395	39,395	—	—
Income	50,412	50,412	—	—
Commingled Funds:
Large Cap Index Fund	13,433	—	13,433	—
Money Market Funds	16,935	—	16,935	—
Fully Benefit- Responsive Investment Contracts:
Stable Value Fund	85,177	—	85,177	—
Investment Assets at fair value	$627,884	$512,339	$115,545	$—

(in thousands)	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock:	$207,696	$207,696	$—	$—
Mutual Funds:
Large Cap	60,949	60,949	—	—
Mid Cap	30,995	30,995	—	—
Small Cap	8,280	8,280	—	—
Blended	41,280	41,280	—	—
International	34,973	34,973	—	—
Income	37,733	37,733	—	—
Commingled Funds:
Large Cap Index Fund	10,352	—	10,352	—
Money Market Funds	19,622	—	19,622	—
Fully Benefit-Responsive Investment Contracts:
Stable Value Fund	86,170	—	86,170	—
Investment Assets at fair value	$538,050	$421,906	$116,144	$—

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2012 and 2011

Note 6 - Tax Status
The Internal Revenue Service (the IRS) has determined and informed the Company by letter dated August 29, 2011 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax and ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.
In line with U.S. GAAP, plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

Note 7 - Related‑Party Transactions
Certain plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and certain administrative services amounted to $172,549 and $225,669 for the years ended December 31, 2012 and 2011, respectively.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2012 and 2011

Note 8 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$636,427	$546,170
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,310	2,094
Net assets available for benefits per the Form 5500	$638,737	$548,264

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Net increase in net assets available for benefits per the financial statements	$90,257
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	216
Net increase in net assets available for benefits per the Form 5500	$90,473

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
(In thousands, except shares)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
FMC Stock*	FMC Corporation Common Stock, approximately 4,371,731 shares (the cost basis of the FMC Corporation Stock at December 31, 2012 totaled $80,124)	$257,545
Clipper Fund	Stock Long-Term Growth Fund	12,650
Fidelity Blue Chip Growth Fund Class K*	Large Companies Stock Fund	17,432
Fidelity Capital and Income Fund*	Equity Income and Growth Fund	15,378
Fidelity Diversified International Fund Class K*	Growth Mutual Fund of Foreign Companies	17,147
Fidelity Freedom 2000 K Fund*	Invest in stock, bonds, and money market mutual funds	524
Fidelity Freedom 2010 K Fund*	Invest in stock, bonds, and money market mutual funds	4,315
Fidelity Freedom 2015 K Fund*	Invest in stock, bonds, and money market mutual funds	501
Fidelity Freedom 2020 K Fund*	Invest in stock, bonds, and money market mutual funds	18,532
Fidelity Freedom 2025 K Fund*	Invest in stock, bonds, and money market mutual funds	172
Fidelity Freedom 2030 K Fund*	Invest in stock, bonds, and money market mutual funds	9,706
Fidelity Freedom 2035 K Fund*	Invest in stock, bonds, and money market mutual funds	206
Fidelity Freedom 2040 K Fund*	Invest in stock, bonds, and money market mutual funds	8,845
Fidelity Freedom 2045 K Fund*	Invest in stock, bonds, and money market mutual funds	91
Fidelity Freedom 2050 K Fund*	Invest in stock, bonds, and money market mutual funds	165
Fidelity Freedom 2055 K Fund*	Invest in stock, bonds, and money market mutual funds	10
Fidelity Freedom K Income Fund*	Asset allocation series funds, primarily invest in other Fidelity mutual funds	1,611
Fidelity Low-Priced Stock Fund Class K*	Growth Mutual Fund	21,222
Fidelity Magellan Fund Class K*	Stock Long-Term Growth Fund	5,109
Fidelity Managed Income Portfolio II Class 2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	85,177
Fidelity Puritan Fund Class K*	Stock and Bond Fund	8,653
Fidelity Retirement Government Money Market Portfolio*	Money Market Mutual Fund	16,935
Fidelity U.S. Equity Index Pool Fund*	Stock Index Fund	13,433
John Hancock Classic Value Fund Class I	Domestic Equity Mutual Fund	1,693
Morgan Stanley Institutional Mid-Cap Growth Fund Class I	Stock Long-Term Growth Fund	12,170
Franklin Mutual Quest Fund Class Z	Stock Long-Term Growth Fund	16,347
Managers Cadence Emerging Companies Fund - Institutional Class	Growth Mutual Fund	4,894
PIMCO Total Return - Institutional Class	Bond Mutual Fund	34,707
Royce Special Equity - Institutional Class	Stock Long-Term Growth Fund	4,791
Sequoia Fund	Stock Long-Term Growth Fund	31,695
Spartan US Bond Index Advantage	Stock Index Fund	327
Spartan International Index Fund	International Growth Fund	5,901
Total Investments at Fair Value		627,884
Notes receivable from participants * (1)	Varying rates of interest, ranging from 3.25% to 9.25%, maturing 2013 to 2017	7,673
Total assets		$635,557

* Represents a party-in-interest to the Plan.
(1) Current value represents unpaid principal balance plus any accrued but unpaid interest.
See accompanying report of independent registered public accounting firm.

Signatures
The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION (Registrant)

By:	/S/ PAUL W. GRAVES
Paul W. Graves Executive Vice President and Chief Financial Officer
Date: June 12, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm